Exhibit 99.1

Autozi Controlling Shareholder Announces Plan to Invest Up to USD 30 Million in Share Purchase at USD 5 Per Share, Reaffirming Confidence in Future Growth

Beijing, January 28, 2026 /PR Newswire/ — Autozi (Stock Code: AZI), a leading operator of cloud-based supply chain platforms for China’s automotive industry, announced today that its board of directors has received a Share Increase Commitment Letter from Dr. Zhang Houqi, the company’s founder, controlling shareholder, and chairman. According to the letter, Dr. Zhang plans to purchase Autozi shares incrementally over the next 12 months at USD 5 per share, using personal funds totaling between USD 10 million and USD 30 million. This move demonstrates his firm confidence in the company’s long-term development and will help accelerate the execution of Autozi’s three-year strategic plan.

As the only Nasdaq-listed company in China’s auto parts industrial internet sector, Autozi has faced multiple challenges in the U.S. capital market since its listing. Its share price once fell to just a few cents, and the company entered Nasdaq’s delisting hearing process due to non-compliance with minimum public float and share price requirements—an episode that drew considerable industry attention. The situation largely resulted from limited familiarity with U.S. market regulations and insufficient experience in managing post-IPO capital market pressures.

Confronted with these difficulties, the Autozi team acted swiftly. Leveraging its long-established strengths in platform, data, and finance, along with mature operational expertise, the company implemented a series of corrective measures. It successfully addressed the compliance issues related to its listing status and, on January 14, 2026, formally received a Nasdaq compliance notice. Consequently, the delisting hearing originally scheduled for January 22 was canceled, eliminating the risk of delisting and clearing the path for the company’s strategic advancement.

While navigating the delisting crisis, Autozi—firmly positioned in China’s multi-billion-dollar automotive aftermarket—reorganized and unveiled its three-year strategic framework: “Turn to Profit, Deepen in China, Expand Overseas.” The strategy outlines three core pillars:

Profit Transformation Initiative: Drive comprehensive corporate transformation, focus on improving quality and efficiency in core businesses, accelerate the path to profitability and positive cash flow, and solidify the asset-light, operations-intensive platform model.

Domestic Market Expansion: Concentrate on the automotive maintenance parts segment, acquire and integrate high-quality regional parts supply chain service providers across 30 provinces and municipalities, and build China’s first nationwide maintenance parts supply chain platform. This will be supported by an industry-leading database covering over 100,000 vehicle models and 10 million+ part SKUs.

Overseas Business Breakthrough: Enter the international market through the special purpose vehicle (SPV) business, establish a digital cross-border supply chain platform, integrate global regional supply chain resources, build a worldwide SPV distribution network within three years, and replicate the company’s proven domestic digital supply chain model abroad.

Founded in 2010 by Dr. Zhang Houqi, former Global Vice President of Lenovo Group, Autozi has built a full-industry-chain ecosystem spanning auto parts supply, vehicle supply, and insurance services over 15 years of industry immersion. The company serves more than 100,000 repair shops, records annual GMV exceeding RMB 10 billion, and has accumulated deep industrial expertise and digital capabilities. Following the release of its three-year strategy, Autozi has received positive feedback from industry partners and strategic investors. Dr. Zhang’s share purchase plan serves as a strong personal endorsement of the company’s strategic direction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Autozi Internet Technology (Global) Ltd.

Mr. Jiabing Song

Email: boardoffice@autozi.com